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                               September 17, 2021

       Alphonse Valbrune
       Chief Legal Officer
       Clearwater Analytics Holdings, Inc.
       777 W. Main Street
       Suite 900
       Boise, ID 83702

                                                        Re: Clearwater
Analytics Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 14,
2021
                                                            File No. 333-259155

       Dear Mr. Valbrune:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Capitalization, page 65

   1. You disclose that your capitalization table sets forth your cash and cash equivalents and capitalization on an
actual basis, on a pro forma basis to give effect to the transactions and on a pro forma as
adjusted basis to further reflect the offering and use of proceeds.
                                                        However, you only
present actual and pro forma as adjusted. To the extent you do not intend to show a pro
forma column, please revise the introductory bullet points
                                                        accordingly. Further,
please tell us why your total pro forma as adjusted capitalization does not equal its
components of debt and stockholders' equity.
 Alphonse Valbrune
FirstName
Clearwater LastNameAlphonse
           Analytics Holdings,Valbrune
                              Inc.
Comapany 17,
September  NameClearwater
               2021        Analytics Holdings, Inc.
September
Page 2     17, 2021 Page 2
FirstName LastName
Unaudited Pro Forma Consolidated Financial Information, page 69

2. Please revise to ensure that all adjustments contain a reference to the relevant footnote.
         For example, you reflect an offering adjustment to retained deficit that is not footnoted or explained, which appears to be related to your debt repayment. Also, the $30 million par value for stock issued in the offering does not have a related footnote explaining the assumptions involved. Refer to Item 11-02(a)(8) of Regulation S-X.
3. Note (d) indicates that you have not reflected any loss from debt extinguishment in your pro forma income statement. Please revise to include an adjustment for such expense, reflected as if the debt was extinguished at the beginning of the earliest period presented, and indicate in your footnote that such expense is non-recurring. Alternatively, tell us why this adjustment is not necessary. Refer to Item 11-02(a)(11) of Regulation S-X.
4. Please revise to present pro forma earnings per share as if the shares had been outstanding as of the beginning of the earliest period presented. Refer to Article 11-02(a)(9) of
         Regulation S-X.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Joshua N. Korff, Esq.